FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ×             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Consolidated financial statements for the first half of the fiscal year ending March 31, 2005.

2.	Press release dated December 27, 2004 regarding Hitachi’s purchase of Clarion shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date January 7, 2005	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

CONSOLIDATED BALANCE SHEETS

Hitachi, Ltd. and Subsidiaries

September 30, 2004 and March 31, 2004

	Millions of yen		Thousands of U.S. dollars (note 3)
Assets	September 30, 2004	March 31, 2004	September 30, 2004

Cash and cash equivalents	619,049	764,396	5,577,018
Short-term investments (note 4)	152,321	177,949	1,372,261
Trade receivables, net of allowance for doubtful receivables and unearned income- September 30, 2004 ¥47,135 million ($424,640 thousand); March 31, 2004 ¥43,287 million:
Notes (notes 7 and 10)	137,413	142,802	1,237,955
Accounts (note 7)	1,972,987	2,043,727	17,774,658
Inventories (note 5)	1,328,587	1,123,406	11,969,252
Deferred income tax assets (current)	295,260	283,538	2,660,000
Prepaid expenses and other current assets	248,583	232,371	2,239,486
Investments in leases (note 7)	476,313	451,753	4,291,108
Investments and advances, including affiliated companies (note 4)	880,888	908,962	7,935,928
Property, plant and equipment (note 6):
Land	436,891	419,846	3,935,955
Buildings	1,720,233	1,690,096	15,497,594
Machinery and equipment	5,075,821	4,899,239	45,728,117
Construction in progress	64,681	49,011	582,712

	7,297,626	7,058,192	65,744,378
Less accumulated depreciation	4,979,584	4,825,330	44,861,117

Net property, plant and equipment	2,318,042	2,232,862	20,883,261

Deferred income tax assets (non-current)	558,486	572,982	5,031,406
Other assets (note 8)	648,967	655,574	5,846,550

	9,636,896	9,590,322	86,818,883

See accompanying notes to consolidated financial statements.

	Millions of yen		Thousands of U.S. dollars (note 3)
Liabilities and Stockholders’ Equity	September 30, 2004	March 31, 2004	September 30, 2004

Short-term debt	697,850	623,816	6,286,937
Current installments of long-term debt	346,582	559,647	3,122,360
Trade payables:
Notes	68,655	67,581	618,514
Accounts	1,177,191	1,220,033	10,605,324
Accrued expenses	781,281	797,935	7,038,568
Income taxes	66,058	78,438	595,117
Advances received	263,878	216,544	2,377,279
Deferred income tax liabilities (current)	2,940	2,392	26,486
Other current liabilities	333,652	344,668	3,005,874
Long-term debt	1,421,409	1,314,102	12,805,486
Retirement and severance benefits	1,245,833	1,273,509	11,223,721
Deferred income tax liabilities (non-current)	23,275	20,924	209,685
Other liabilities	113,834	103,786	1,025,532

Total liabilities	6,542,438	6,623,375	58,940,883

Minority interests	874,376	798,816	7,877,261

Stockholders’ equity:
Common stock	282,033	282,032	2,540,838
Capital surplus	552,404	551,690	4,976,613
Legal reserve	109,735	109,163	988,604
Retained earnings	1,674,929	1,651,272	15,089,450
Accumulated other comprehensive loss:
Foreign currency translation adjustments	(78,338)	(95,786)	(705,748)
Minimum pension liability adjustments	(314,060)	(329,536)	(2,829,369)
Net unrealized holding gain on available-for-sale securities	26,536	31,499	239,063
Cash flow hedges	(832)	(41)	(7,496)
Treasury stock, at cost	(32,325)	(32,162)	(291,216)

Total stockholders’ equity	2,220,082	2,168,131	20,000,739
Commitments and contingencies (note 10)

	9,636,896	9,590,322	86,818,883

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (note 3)
	2004	2003	2004

Revenues	4,329,935	4,041,407	39,008,423

Cost of sales	(3,324,078)	(3,157,976)	(29,946,649)
Selling, general and administrative expenses	(878,525)	(863,192)	(7,914,640)

Impairment losses for long-lived assets (note 11)	(7,996)	-	(72,036)
Restructuring charges (note 12)	(3,877)	(10,317)	(34,928)
Interest income	6,113	6,301	55,072
Dividends income	4,022	4,233	36,235
Other income (note 13)	26,265	101,400	236,622
Interest charges	(14,235)	(16,318)	(128,243)
Other deductions (note 13)	(1,623)	(15,035)	(14,622)

Income before income taxes and minority interests	136,001	90,503	1,225,234

Income taxes:
Current	(59,857)	(71,127)	(539,252)
Deferred	(8,213)	(5,052)	(73,991)

Total income taxes	(68,070)	(76,179)	(613,243)
Income before minority interests	67,931	14,324	611,991

Minority interests	(26,773)	(8,940)	(241,198)

Net income	41,158	5,384	370,793

Net income per share (note 14):		Yen	U.S. dollars (note 3)
Basic	12.48	1.63	0.11
Diluted	12.43	1.59	0.11

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (note 3)
	2004	2003	2004
Common stock :
Balance at beginning of period	282,032	282,032	2,540,829
Conversion of convertible debentures	1	-	9

Balance at end of period	282,033	282,032	2,540,838

Capital surplus :
Balance at beginning of period	551,690	562,214	4,970,180
Conversion of convertible debentures	536	937	4,829
Gains on sales of treasury stock	53	23	478
Increase (decrease) arising from issuance of subsidiaries’ common stock, divestiture and other	125	(13,626)	1,126

Balance at end of period	552,404	549,548	4,976,613

Legal reserve :
Balance at beginning of period	109,163	111,309	983,451
Net transfer from (to) retained earnings	558	(2,693)	5,027
Net transfer to minority interests arising from conversion of subsidiaries’ convertible debentures	(13)	(108)	(117)
Net transfer from (to) minority interests arising from issuance of subsidiaries’ common stock and other	27	(97)	243

Balance at end of period	109,735	108,411	988,604

Retained earnings :
Balance at beginning of period	1,651,272	1,655,029	14,876,324
Net income	41,158	5,384	370,793
Cash dividends	(16,490)	(10,095)	(148,559)
Net transfer from (to) legal reserve	(558)	2,693	(5,027)
Net transfer to minority interests arising from conversion of subsidiaries’ convertible debentures	(1,187)	(1,189)	(10,694)
Net transfer from minority interests arising from issuance of subsidiaries’ common stock and other	734	584	6,613

Balance at end of period	1,674,929	1,652,406	15,089,450

Accumulated other comprehensive loss :
Foreign currency translation adjustments
Balance at beginning of period	(95,786)	(60,948)	(862,937)
Other comprehensive income(loss), net of reclassification adjustments	17,051	(9,459)	153,612
Net transfer from(to) minority interests arising from conversion of subsidiaries’ convertible debentures	(8)	172	(72)
Net transfer from(to) minority interests arising from issuance of subsidiaries’ common stock and other	405	(519)	3,649

Balance at end of period	(78,338)	(70,754)	(705,748)

Minimum pension liability adjustments
Balance at beginning of period	(329,536)	(698,916)	(2,968,793)
Other comprehensive income	15,494	5,919	139,586
Net transfer from minority interests arising from conversion of subsidiaries’ convertible debentures	34	1,163	306
Net transfer from(to) minority interests arising from issuance of subsidiaries’ common stock and other	(52)	40	(468)

Balance at end of period	(314,060)	(691,794)	(2,829,369)

Net unrealized holding gain on available-for-sale securities
Balance at beginning of period	31,499	4,874	283,775
Other comprehensive income(loss), net of reclassification adjustments	(4,976)	23,610	(44,829)
Net transfer from(to) minority interests arising from conversion of subsidiaries’ convertible debentures	(8)	31	(72)
Net transfer from minority interests arising from issuance of subsidiaries’ common stock and other	21	21	189

Balance at end of period	26,536	28,536	239,063

Cash flow hedges
Balance at beginning of period	(41)	(535)	(370)
Other comprehensive loss, net of reclassification adjustments	(531)	(426)	(4,784)
Net transfer from(to) minority interests arising from conversion of subsidiaries’ convertible debentures	(7)	20	(63)
Net transfer to minority interests arising from issuance of subsidiaries’ common stock and other	(253)	(5)	(2,279)

Balance at end of period	(832)	(946)	(7,496)

Total accumulated other comprehensive loss	(366,694)	(734,958)	(3,303,550)

Treasury stock, at cost:
Balance at beginning of period	(32,162)	(1,847)	(289,748)
Acquisition for treasury	(325)	(30,166)	(2,928)
Sales of treasury stock	162	89	1,460

Balance at end of period	(32,325)	(31,924)	(291,216)

Total stockholders’ equity	2,220,082	1,825,515	20,000,739

Total comprehensive income	68,196	25,028	614,378

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (note 3)
	2004	2003	2004

Cash flows from operating activities:
Net income	41,158	5,384	370,793
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	206,271	213,916	1,858,298
Amortization	63,855	54,294	575,270
Impairment losses for long-lived assets	7,996	-	72,036
Deferred income taxes	8,213	5,052	73,991
Equity in earnings of affiliated companies, net	(10,117)	2,245	(91,144)
Gain on sale of investments and subsidiaries’ common stock	(12,449)	(100,193)	(112,153)
Impairment of investments in securities	3,120	1,983	28,108
Loss(gain) on disposal of rental assets and other property	(445)	5,712	(4,009)
Income applicable to minority interests	26,773	8,940	241,198
Decrease in receivables	182,556	79,253	1,644,649
Increase in inventories	(189,797)	(106,587)	(1,709,883)
Increase in prepaid expenses and other current assets	(12,803)	(2,507)	(115,342)
Decrease in payables	(83,972)	(37,821)	(756,505)
Increase(decrease) in accrued expenses and retirement and severance benefits	(36,907)	63,626	(332,495)
Increase(decrease) in accrued income taxes	(14,385)	23,790	(129,595)
Increase(decrease) in other liabilities	(21,711)	585	(195,595)
Other	323	6,921	2,910

Net cash provided by operating activities	157,679	224,593	1,420,532

Cash flows from investing activities:
(Increase) decrease in short-term investments	30,141	(68,614)	271,540
Capital expenditures	(166,845)	(145,310)	(1,503,108)
Purchase of assets to be leased	(300,398)	(236,613)	(2,706,288)
Collection of investments in leases	214,410	197,485	1,931,622
Proceeds from disposal of rental assets and other property	44,183	52,147	398,045
Proceeds from sale of investments and subsidiaries’ common stock	32,875	181,296	296,171
Purchase of investments and subsidiaries’ common stock	(7,653)	(63,896)	(68,946)
Purchase of software	(67,172)	(51,974)	(605,153)
Other	19,669	(21,700)	177,198

Net cash used in investing activities	(200,790)	(157,179)	(1,808,919)

Cash flows from financing activities:
Increase(decrease) in short-term debt, net	32,225	(95,112)	290,315
Proceeds from long-term debt	295,998	303,036	2,666,649
Payments on long-term debt	(422,349)	(335,337)	(3,804,946)
Proceeds from sale of common stock by subsidiaries	7,539	619	67,919
Dividends paid to stockholders	(16,406)	(10,111)	(147,802)
Dividends paid to minority stockholders of subsidiaries	(8,135)	(6,791)	(73,288)
Acquisition of common stock for treasury	(325)	(30,166)	(2,928)
Proceeds from sales of treasury stock	215	112	1,937

Net cash used in financing activities	(111,238)	(173,750)	(1,002,144)

Effect of exchange rate changes on cash and cash equivalents	9,002	(12,751)	81,099

Net decrease in cash and cash equivalents	(145,347)	(119,087)	(1,309,432)
Cash and cash equivalents at beginning of period	764,396	828,171	6,886,450

Cash and cash equivalents at end of period	619,049	709,084	5,577,018

See accompanying notes to consolidated financial statements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

(1)	Nature of Operations

Hitachi, Ltd. (the Company) is a Japanese corporation, of which principal office is located in Japan. The Company’s and its subsidiaries’ lines of operations are diverse, and include information and telecommunication systems, electronic devices, power and industrial systems, digital media and consumer products, high functional materials and components, and other services including financial services and logistics services.

(2)	Basis of Presentation and Summary of Significant Accounting Policies
(a)	Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b)	Principles of Consolidation

The consolidated financial statements as of September 30, 2004 and March 31, 2004 include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which any of the Company and its consolidated entities are the primary beneficiary. The consolidated financial statements as of September 30, 2003 include the accounts of the Company and its majority-owned subsidiaries. The consolidated financial statements include accounts of certain subsidiaries, of which their fiscal year differs from September 30 by 93 days or less, to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their half-year end to September 30. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The application of this interpretation did not have a material effect on the Company’s consolidated financial statements as of and for the year ended March 31, 2004.

Investments in corporate joint ventures and affiliated companies that are accounted for using the equity method primarily relate to 20% to 50% owned companies to which the Company has the ability to exercise significant influence over operational and financial policies of the investee company. Investments of less than 20% or where the Company does not have significant influence are accounted for using the cost method.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

(c)	Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have maturities of generally three months or less when purchased to be cash equivalents.

(d)	Allowance for doubtful receivables

Allowance for doubtful receivables, including both trade and investments in leases, is the Company’s and subsidiaries’ best estimate of the amount of probable credit losses in their existing receivables. The allowance is determined based on, but are not limited to, historical collection experience adjusted for the effects of current economic environment, assessment of inherent risks, aging and financial performance of debtors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e)	Foreign Currency Translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation.” Under this standard, the assets and liabilities of the Company’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the consolidated statements of operations and are accumulated and included in accumulated other comprehensive loss as part of stockholders’ equity.

(f)	Investments in Securities and Affiliated Companies

The Company classifies investments in securities that have readily determinable fair values and all investments in debt securities in three categories, held-to-maturity securities, trading securities and available-for-sale securities.

Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities.

Held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include: the degree of change in the ratio of market prices per share to book value per share at the date of evaluation compared to that at the date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

The Company evaluates the cost basis of a held-to-maturity security for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer.

Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in investee companies of the equity method and the cost method for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by the average cost method.

(g)	Securitizations

The Company and certain subsidiaries have securitized certain financial assets such as lease receivables, trade receivables and others. In the securitization process, securitized assets are sold to Special Purpose Entities (SPEs) which are funded through the issuance of asset-backed securities to investors. When the Company and its subsidiaries sell the financial assets to the SPEs in a securitization transaction, the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated.

Fair values are based on the present value of estimated future cash flows which take into consideration various factors such as expected credit loss and others.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method for job order inventories and generally by the average cost method for raw materials and other inventories.

(i)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment are principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method, over the following estimated useful lives:

Buildings
Buildings and building equipment	3 to 50 years
Structures	7 to 60 years
Machinery and equipment
Machinery	4 to 13 years
Vehicles	4 to 7 years
Tools, furniture and fixtures	2 to 20 years

(j)	Goodwill and Other Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with SFAS No.142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of this statement. Intangible assets with finite useful lives are amortized over their respective estimated useful lives.

(k)	Capitalized Software Costs

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives. In addition, the Company and its subsidiaries develop certain computer software to be sold where related costs are capitalized after establishment of technological feasibility. Such capitalized costs are amortized based on the ratio of each software’s expected future revenue to current year’s revenue.

(l)	Impairment of Long-lived Assets

The Company reviews the carrying value of long-lived assets or related group of assets to be held and used, including intangible assets with finite lives, for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when estimated undiscounted cash flow expected to result from the use of the assets and their eventual disposition is less than their carrying values. The impairment losses are measured as the amount by which the carrying value of the asset exceeds the fair value. In calculating the fair value, the Company uses present value techniques, if appropriate, based on the estimated future cash flow expected to result from the use of the assets and their eventual disposition.

(m)	Retirement and Severance Benefits

The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” Unrecognized gains and losses are amortized using the straight-line method over the average remaining service period of active employees.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

(n)	Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS No. 133 requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements as either assets or liabilities and measured at fair value regardless of the purpose or intent to hold them.

The Company designates and accounts for hedging derivatives as follows:

•	“Fair value” hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.

•	“Cash flow” hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item, at which point changes in fair value of the derivative is recognized in income.

•	“Foreign currency” hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

The Company follows the documentation requirements as prescribed by the standard, which includes risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made at the hedge’s inception and periodically on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Subsequent changes in the fair value of derivatives related to discontinued hedges are recognized in earnings immediately.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

(o)	Revenue Recognition

The Company generally recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is probable. The Company adopted the consensus of the FASB Emerging Issue Task Force (EITF) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” during the year ended March 31, 2004. The impact of adopting the consensus was not material to the Company’s results of operations.

The Company enters into transactions that include multiple element arrangements which may include any combinations of hardware products, related software products, installment and maintenance. When some elements are delivered prior to others in an arrangement, revenue is deferred until the delivery of the last service element, unless transactions are such that fair value of the undelivered elements is available, the functionality of the delivered element is not dependent on the undelivered elements and delivered elements represent the culmination of the earnings process. The Company allocates revenue on software arrangements involving multiple elements to each element based on its relative fair value, as evidenced by vendor specific objective evidence (“VSOE”), or in the absence of VSOE, the residual method. VSOE is the price charged by the Company to an external customer for the same element when such an element is sold separately.

Product Sales:

Revenue from sales of these products is recognized when title and risk of loss have been transferred to the customer. Depending upon the terms of the contract or arrangement with the customer, this may occur at the time of shipment, when installation is completed or upon the attainment of customer acceptance. The Company’s policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue. Product warranties are offered on the Company’s and certain subsidiaries’ products (in certain cases separately priced) and a warranty accrual is established when sales are recognized and is based on estimated future costs of repair and replacement principally using our historical experience of warranty claims.

Price protection is provided to retailers of the Company’s consumer products business and others. Price protection is provided to compensate the customers and retailers for a decline in the product’s value due mainly to competition. Price protection granted to the customers is classified as a reduction of revenue on the consolidated statements of operations. In addition, it is our policy to accrue reasonably and reliably estimated price adjustment at the later of the date at which the related sales are recognized, or the date at which price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channels).

Product revenues which are recognized upon shipment are IT system products, semiconductor manufacturing equipment, test and measurement equipments, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products and automotive products. Revenues for railway vehicles are recognized upon acceptance or shipment, depending on contract terms. Product revenues that are recognized upon acceptance are medical electronic devices, industrial machinery and equipment, nuclear, thermal and hydroelectric power plants, and elevators and escalators.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

Revenue from sales of tangible products under long-term construction type arrangements, principally in connection with the construction of nuclear, thermal and hydroelectric power plants, are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as a percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information. Any anticipated losses on fixed price contracts are charged to operations when such losses can be estimated. Provisions are made for contingencies (i.e. performance penalty, benchmarking, etc.) in the period in which they become known pursuant to specific contract terms and conditions and are estimable.

The Company recognizes software revenue in accordance with the provisions of Statement of Position No. 97-2, “Software Revenue Recognition,” as amended. Revenue from software consists of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon shipment of the software if evidence of the arrangement exists, pricing is fixed and determinable and collectibility is probable. Customized software revenue is recognized upon customer acceptance. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services are recognized when the services are rendered.

The Company’s standard software license agreement provides for a limited warranty that the license will operate substantially in accordance with the functionality described in the documentation provided with the products. The standard software license does not provide for right of return. The Company provides for warranty at the time of revenue recognition using historical experience of warranty claims. To date such warranty provisions have been insignificant.

Service Revenues:

Service revenues from maintenance and distribution services are recognized upon completion of service delivery. Revenue from time service contracts is recognized as services are rendered. Revenue from long-term fixed price service contracts such as support or maintenance contracts is recognized ratably over the contractual period. Finance lease income is recognized at level rates of return over the term of the leases. Operating lease income is recognized on a straight-line basis over the term of the lease.

(p)	Advertising

Advertising costs are charged to the statements of operations as incurred.

(q)	Research and Development Costs

Research and development costs are charged to the statements of operations as incurred. Costs incurred in connection with the development of software products are accounted for in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed.” Development costs incurred in the research and development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

(r)	Income Taxes

Deferred income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Under this method, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(s)	Sales of Stock by Subsidiaries

The change in the Company’s proportionate share of a subsidiary’s equity resulting from issuance of stock by the subsidiary is accounted for as an equity transaction.

(t)	Net Income Per Share

Net income per share is computed in accordance with SFAS No. 128, “Earnings per Share.” This standard requires a dual presentation of basic and diluted net income per share amounts on the face of the statements of operations. Under this standard, basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

(u)	Stock-based Compensation

As of September 30, 2004, the Company has four stock-based employee compensation plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,”and related interpretations. For the six months ended September 30, 2004 and 2003, the Company recognized no compensation expense related to employee stock options.

SFAS No. 123, “Accounting for Stock-based Compensation,” prescribes the recognition of compensation expense based on the fair value of options on the grant date and allows continuous application of APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. The Company elected to continue applying APB No. 25, however, the pro forma effects of applying SFAS No. 123 on net income (loss) and the per share information for the six months ended September 30, 2004 and 2003 were not material.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

(v)	Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” was issued in June 1997. This standard establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenue or holds assets and major customers. This standard was effective for the Company’s fiscal year ended March 31, 1999. However, certain foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in Securities Exchange Act filings with SEC, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

(w)	Guarantees

The Company recognizes, at the inception of the guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002, in accordance with the FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.”

(x)	New Accounting Standards

In October 2004, the EITF reached a consensus on EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.” This consensus requires that all instruments which have embedded conversion features that are contingent on market conditions indexed to an issuer’s share price should be included in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. This consensus is effective for reporting periods ending after December 15, 2004 and applied retroactively to instruments outstanding at the end of the first reporting period after December 15, 2004, except for those that have been cash settled before such date. Though EITF Issue No. 04-8 has no impact on the diluted earnings per share in prior years, it may have an impact on diluted earnings per share after this period due to the issuance of instruments within the scope of EITF Issue No. 04-8 as described in note 17.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” The amendments made by SFAS No. 151 clarify that abnormal amounts of costs should be recognized as current-period charges rather than as a portion of the inventory cost. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SFAS No. 151 is not expected to have a material effect on the consolidated financial position or results of operations.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The amendments made by SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and adopted a broader exception for exchanges of nonmonetary assets that do not have commercial substance and should be measured based on the recorded amount of the asset relinquished. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. SFAS No. 153 is not expected to have a material effect on the consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes APB No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The provisions of SFAS No. 123(R) shall be effective in the first interim or annual reporting period beginning after June 15, 2005. The Company continues to evaluate impact of the standards. At this moment, SFAS No. 123(R) is not expected to have a material effect on the consolidated financial position or results of operations.

(y)	Reclassifications

Certain reclassifications have been made to prior period balances in order to conform to the current period presentations.

(3)	Basis of Financial Statement Translation

The accompanying consolidated financial statements are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥111=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 30, 2004. This translation should not be construed as a representation that all amounts shown could be converted into U.S. dollars.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

(4)	Investments in Securities and Affiliated Companies

Short-term investments as of September 30, 2004 and March 31, 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2004	March 31, 2004	September 30, 2004
Investments in securities:
Available-for-sale securities	68,639	94,788	618,369
Held-to-maturity securities	232	259	2,090
Trading securities	83,450	82,902	751,802

Short-term investments	152,321	177,949	1,372,261

Investments and advances, including affiliated companies as of September 30, 2004 and March 31, 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2004	March 31, 2004	September 30, 2004
Investments in securities:
Available-for-sale securities	299,578	311,414	2,698,901
Held-to-maturity securities	1,078	1,070	9,712
Securities without readily determinable fair values	78,109	77,242	703,685
Investments in affiliated companies	375,546	389,295	3,383,297
Advances and others	126,577	129,941	1,140,333

Investments and advances, including affiliated companies	880,888	908,962	7,935,928

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of September 30, 2004 and March 31, 2004.

	Millions of yen
	September 30, 2004
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	34,379	22	1	34,400
Other securities	34,232	10	3	34,239

	68,611	32	4	68,639
Investments and advances:
Equity securities	88,055	82,747	2,174	168,628
Debt securities	104,761	1,994	591	106,164
Other securities	24,647	236	97	24,786

	217,463	84,977	2,862	299,578

	286,074	85,009	2,866	368,217

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

	Thousands of U.S. dollars
	September 30, 2004
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	309,721	198	9	309,910
Other securities	308,396	90	27	308,459

	618,117	288	36	618,369
Investments and advances:
Equity securities	793,288	745,469	19,586	1,519,171
Debt securities	943,793	17,964	5,324	956,433
Other securities	222,045	2,126	874	223,297

	1,959,126	765,559	25,784	2,698,901

	2,577,243	765,847	25,820	3,317,270

	Millions of yen
	March 31, 2004
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	53,979	45	2	54,022
Other securities	40,766	43	43	40,766

	94,745	88	45	94,788
Investments and advances:
Equity securities	89,450	90,245	1,162	178,533
Debt securities	112,288	521	951	111,858
Other securities	20,620	476	73	21,023

	222,358	91,242	2,186	311,414

	317,103	91,330	2,231	406,202

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of September 30, 2004 and March 31, 2004.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

	Millions of yen
	September 30, 2004
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Debt securities	1,204	1	-	-
Other securities	0	1	173	2

	1,204	2	173	2
Investments and advances:
Equity securities	7,252	1,297	5,593	877
Debt securities	11,701	408	7,866	183
Other securities	12,979	79	112	18

	31,932	1,784	13,571	1,078

	33,136	1,786	13,744	1,080

	Thousands of U.S. dollars
	September 30, 2004
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Debt securities	10,847	9	-	-
Other securities	0	9	1,559	18

	10,847	18	1,559	18
Investments and advances:
Equity securities	65,333	11,685	50,387	7,901
Debt securities	105,415	3,675	70,865	1,649
Other securities	116,928	712	1,009	162

	287,676	16,072	122,261	9,712

	298,523	16,090	123,820	9,730

	Millions of yen
	March 31, 2004
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Debt securities	1,820	2	-	-
Other securities	127	7	166	36

	1,947	9	166	36
Investments and advances:
Equity securities	4,692	563	3,305	599
Debt securities	20,089	775	15,080	176
Other securities	990	5	588	68

	25,771	1,343	18,973	843

	27,718	1,352	19,139	879

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

Debt securities consist primarily of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist primarily of investment trusts.

The proceeds from sale of available-for-sale securities for the six months ended September 30, 2004 and 2003 were ¥27,703 million ($249,577 thousand) and ¥25,192 million, respectively. The gross realized gains on the sale of those securities for the six months ended September 30, 2004 and 2003 were ¥8,227 million ($74,117 thousand) and ¥8,382 million, respectively, while gross realized losses on the sale of those securities for the six months ended September 30, 2004 and 2003 were ¥20 million ($180 thousand) and ¥193 million, respectively.

For the six months ended September 30, 2004 and 2003, the amount of the net unrealized holding gain or loss on available-for-sale securities that has been included in accumulated other comprehensive loss was a net loss of ¥455 million ($4,099 thousand) and a net gain of ¥47,449 million, respectively, and the amount of gains and losses reclassified out of accumulated other comprehensive loss was a net gain of ¥4,926 million ($44,378 thousand) and a net gain of ¥5,756 million, respectively.

Trading securities consist mainly of investments in trust accounts. The portions of trading gains and losses that relate to trading securities still held at the balance sheet date were a gain of ¥2,762 million ($24,883 thousand) for the six months ended September 30, 2004 and were not material for the six months ended September 30, 2003.

The contractual maturities of debt securities and other securities classified as Investments and advances in the consolidated balance sheets as of September 30, 2004 are as follows:

	Millions of yen
	September 30, 2004
	Held-to- maturity	Available-for- sale	Total
Due within five years	978	60,276	61,254
Due after five years	100	70,673	70,773

	1,078	130,949	132,027

	Thousands of U.S. dollars
	September 30, 2004
	Held-to- maturity	Available-for- sale	Total
Due within five years	8,811	543,027	551,838
Due after five years	901	636,693	637,594

	9,712	1,179,720	1,189,432

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

Expected redemptions may differ from contractual maturities because these securities are redeemable at the option of the issuers.

The aggregate fair values of investments in affiliated companies based on the quoted market price as of September 30, 2004 and March 31, 2004 were ¥102,760 million ($925,766 thousand) and ¥159,774 million, respectively. The aggregate carrying amount of such investments as of September 30, 2004 and March 31, 2004 were ¥94,648 million ($852,685 thousand) and ¥114,636 million, respectively.

As of September 30, 2004 and March 31, 2004, cumulative recognition of other-than-temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥14,673 million ($132,189 thousand) and ¥28,379 million, respectively, between the carrying amount of the investment and the amount of underlying equity in net assets. In addition, equity method goodwill of ¥7,434 million ($66,973 thousand) is included in investments in certain affiliated companies as of September 30, 2004 and March 31, 2004.

On April 1, 2003, Renesas Technology Corp. (Renesas), which focuses on system LSI (Large Scale Integration) operations, was incorporated through a corporate split procedure, where the Semiconductor & Integrated Circuits operations of the Company and Mitsubishi Electric Corporation were spun-off. Although the Company owns 55% of the voting stock of Renesas, the Company accounts for the investment under the equity method of accounting as Mitsubishi Electric Corporation has substantive participating rights per joint venture agreement. Total assets and net assets of the operations as of April 1, 2003 amounted to approximately ¥596,118 million and ¥147,443 million, respectively.

(5)	Inventories

Inventories as of September 30, 2004 and March 31, 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2004	March 31, 2004	September 30, 2004
Finished goods	390,981	333,337	3,522,351
Work in process	753,248	632,358	6,786,018
Raw materials	184,358	157,711	1,660,883

	1,328,587	1,123,406	11,969,252

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

(6)	Leases

The Company and certain subsidiaries are lessors of manufacturing machinery and equipment under operating lease arrangements with terms ranging from 3 to 6 years.

Machinery and equipment at cost under operating leases and accumulated depreciation as of September 30, 2004 amounted to ¥1,376,433 million ($12,400,297 thousand) and ¥1,046,648 million ($9,429,261 thousand), respectively. The leased assets are recorded at cost and depreciated using the straight-line method over their estimate useful lives.

The following table shows the future minimum lease receivables of non-cancelable operating leases as of September 30, 2004:

Years ending September 30	Millions of yen	Thousands of U.S. dollars
2005	67,304	606,342
2006	51,441	463,433
2007	33,393	300,838
2008	18,140	163,424
2009	6,682	60,198
Thereafter	9,807	88,351

Total minimum payments to be received	186,767	1,682,586

The Company and certain subsidiaries lease certain manufacturing machinery and equipment under operating lease arrangements.

The following table shows the future minimum lease payments of non-cancelable operating leases as of September 30, 2004:

Years ending September 30	Millions of yen	Thousands of U.S. dollars
2005	10,336	93,117
2006	8,053	72,550
2007	4,969	44,766
2008	3,479	31,342
2009	2,161	19,468
Thereafter	8,067	72,676

Total minimum lease payments	37,065	333,919

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

(7)	Securitizations

For the six months ended September 30, 2004 and 2003, Hitachi Capital Corporation (HCC), a financing subsidiary, sold primarily lease receivables, to Special Purpose Entities (SPE), and the SPEs issued asset-backed commercial paper to investors. The investors and the SPEs have no recourse to HCC’s other assets for failure of debtors to pay when due. HCC retained servicing responsibilities and subordinated interests, but has not recorded a servicing asset or liability since the cost to service the receivables approximates the servicing income. The retained interests are not material and are subordinate to investor’s interests. For the six months ended September 30, 2004 and 2003, gains recognized on the sale of lease receivables amounted to ¥7,166 million ($64,559 thousand) and ¥5,885 million, respectively.

The table below summarizes certain cash flows received from and paid to the SPEs during the six months ended September 30, 2004 and 2003:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2004	September 30, 2003	September 30, 2004
Proceeds from transfer of lease receivables	180,791	128,216	1,628,748
Servicing fees received	11	10	99
Purchases of delinquent or ineligible assets	(10,813)	(3,701)	(97,414)

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the six months ended September 30, 2004 are as follows:

	Millions of yen
	September 30, 2004
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
Total assets managed or transferred:
Lease receivables	1,048,893	622	485
Assets transferred	(572,580)

Assets held in portfolio	476,313

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

	Thousands of U.S. dollars
	September 30, 2004
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
Total assets managed or transferred:
Lease receivables	9,449,486	5,604	4,369
Assets transferred	(5,158,378)

Assets held in portfolio	4,291,108

For the six months ended September 30, 2004 and 2003, the Company and certain subsidiaries sold trade receivables mainly to SPEs which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivables approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which were not material.

During the six months ended September 30, 2004 and 2003, proceeds from transfer of trade receivables were ¥551,553 million ($4,968,946 thousand) and ¥482,051 million, respectively, and losses recognized on those transfers were ¥1,649 million ($14,856 thousand) and ¥1,389 million, respectively.

(8)	Goodwill and Other Intangible Assets

Intangible assets other than goodwill acquired during the six months ended September 30, 2004 and 2003 amounted to ¥86,339 million ($777,829 thousand) and ¥88,585 million, respectively, and related amortization expense during the six months ended September 30, 2004 and 2003 amounted to ¥63,855 million ($575,270 thousand) and ¥54,294 million, respectively. The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized computer software costs for software to be sold, leased or otherwise marketed is charged to cost of sales.

Intangible assets other than goodwill as of September 30, 2004 and March 31, 2004 are presented below:

	Millions of yen
	September 30, 2004			March 31, 2004
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets
Software	366,746	246,546	120,200	335,808	218,972	116,836
Software for internal use	348,431	172,637	175,794	326,745	151,955	174,790
Other	156,706	72,645	84,061	149,370	59,414	89,956

	871,883	491,828	380,055	811,923	430,341	381,582

Unamortized intangible assets	16,688	-	16,688	13,618	-	13,618

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

	Thousands of U.S. dollars
	September 30, 2004
	Gross Carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets
Software	3,304,018	2,221,135	1,082,883
Software for internal use	3,139,018	1,555,288	1,583,730
Other	1,411,766	654,460	757,306

	7,854,802	4,430,883	3,423,919

Unamortized intangible assets	150,342	-	150,342

The changes in the carrying amount of goodwill for the six months ended September 30, 2004 and 2003 are as follows:

Millions of yen
	March 31, 2004	Acquired during the period	Impairment loss	Transfer due to divestiture	Translation adjustment and other	September 30, 2004
Goodwill	53,478	4,404	(2,421)	-	1,480	56,941
Thousands of U.S. dollars
	March 31, 2004	Acquired during the period	Impairment loss	Transfer due to divestiture	Translation adjustment and other	September 30, 2004
Goodwill	481,784	39,676	(21,811)	-	13,333	512,982
Millions of yen
	March 31, 2003	Acquired during the period	Impairment loss	Transfer due to divestiture	Translation adjustment and other	September 30, 2003
Goodwill	60,317	7,496	(1,169)	(8,232)	(1,818)	56,594

(9)	Restricted Assets

One of the subsidiaries provides its investment in subsidiary as a collateral for bank loans of ¥822 million ($7,405 thousand). The pertinent information of the collateralized investment as of September 30, 2004 is as follows:

Investment in Subsidiary	Number of shares owned in thousand	Percentage of ownership	Collateralized number of shares in thousand	Fair value as of September 30, 2004
				Millions of yen	Thousands of U.S. dollars
Hitachi Powdered Metals Co., Ltd.	17,072	53.4%	2,000	1,326	11,946

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

(10)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates in the amount of approximately ¥34,892 million ($314,342 thousand) as of September 30, 2004.

Hitachi Capital Corporation (HCC), a financing subsidiary of the Company, provides guarantees to financial institutions for extending loans to customers of HCC. As of September 30, 2004, the undiscounted maximum potential future payments under such guarantees amounted to ¥568,480 million ($5,121,441 thousand). The Company has accrued ¥5,047 million ($45,468 thousand) as an obligation to stand ready to perform over the term of the guarantees.

HCC provides certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, HCC provides credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments to their affiliates and other.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of September 30, 2004 is as follows:

	Millions of yen	Thousands of U.S.dollars
Total commitment available	659,234	5,939,045
Amount utilized	(14,428)	(129,982)

Balance available	644,806	5,809,063

A portion of these revolving lines of credit is pending credit approval, and cannot be utilized.

The Company and certain subsidiaries hold line of credit arrangements with banks in order to a secure source of working capital. The unused lines of credit as of September 30, 2004 amounted to ¥187,180 million ($1,686,306 thousand).

The Company and its subsidiaries generally warrant its products over respective warranty periods. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the six months ended September 30, 2004 and 2003 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2004	September 30, 2003	September 30, 2004
Balance at beginning of period	107,774	105,297	970,937
Expense recognized upon issuance of warranties	32,882	21,858	296,234
Payment of cash or in kind	(25,799)	(23,507)	(232,423)
Other, including effect of foreign currency translation	943	(1,374)	8,495

Balance at end of period	115,800	102,274	1,043,243

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable.

As of September 30, 2004 and March 31, 2004, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2004	March 31, 2004	September 30, 2004
Notes discounted	3,879	3,839	34,946
Notes endorsed	10,593	15,592	95,432

	14,472	19,431	130,378

The Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of the management, have a material adverse effect on the financial position and results of operations of the Company and certain subsidiaries.

(11)	Impairment Losses for Long-Lived Assets

Certain subsidiaries recognized impairment losses for long-lived assets for the six months ended September 30, 2004 in the amount of ¥7,996 million ($72,036 thousand). The majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan, which primarily consisted of ¥5,451 million ($49,108 thousand) in the Electronic Devices division. These losses, in part, were the result of change in the manner the assets were used.

(12)	Restructuring Charges

Certain losses incurred in the reorganization of the certain subsidiaries’ operations are considered as restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the six months ended September 30, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2004	September 30, 2003	September 30, 2004
Special termination benefits	3,261	3,357	29,378
Loss on fixed assets	616	6,960	5,550

Total restructuring charges	3,877	10,317	34,928

Certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits accepted by the employees. An analysis of the accrued special termination benefits for the six months ended September 30, 2004 and 2003 is as follows:

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

	Millions of yen		Thousands of U.S. dollars
	September 30, 2004	September 30, 2003	September 30, 2004
Balance at beginning of period	908	-	8,180
New charges	3,261	3,357	29,378
(employees to be terminated)	259	518	-
Cash payments	(3,682)	(1,593)	(33,171)
(employees actually terminated)	332	345	-

Balance at end of period	487	1,764	4,387

The restructuring charges for the six months ended September 30, 2004 mainly consist of special termination benefits for the early terminated employees of domestic subsidiaries of Information and Telecommunication Systems division. The restructuring took place as a part of the subsidiaries’ efforts to further streamline the operations.

The following represent significant restructuring activities for the six months ended September 30, 2003 by business line:

1.	Digital Media & Consumer Products division restructured its consumer products plants and related distribution network in order to address the general weakness in consumer demand primarily, in Japan. The accrued special termination benefits newly charged amounted to ¥2,177 million. The liabilities for special termination benefits in the amount to ¥1,764 million were paid by March 2004. Total restructuring charges amounted to ¥3,011 million.

2.	High Functional Materials & Components division restructured its semiconductor packaging materials operations because the business environment took a dramatic downturn in Japan. The accrued special termination benefits newly charged amounted to ¥1,180 million and were paid by September 30, 2003. Total restructuring charges amounted to ¥7,306 million.

(13)	Other Income and Other Deductions

“Other income” for the six months ended September 30, 2004 includes ¥10,117 million ($91,144 thousand) of equity in earnings of affiliated companies, net gain on securities in the amount of ¥8,926 million ($80,414 thousand) and foreign currency transaction gain of ¥5,373 million ($48,405 thousand).

“Other income” for the six months ended September 30, 2003 includes the net gain on securities in the amount of ¥97,957 million.

“Other deductions” for the six months ended September 30, 2003 includes foreign currency transaction loss of ¥12,216 million and ¥2,245 million of equity in losses of affiliated companies.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

(14)	Net Income Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net income per share computations for the six months ended September 30, 2004 and 2003 are as follows:

	Number of shares
	September 30, 2004	September 30, 2003
Weighted average number of shares on which basic net income per share is calculated	3,297,808,425	3,309,174,874
Effect of dilutive securities:
6th series convertible debentures	-	-
7th series convertible debentures	128,237,727	-
Stock option	277,974	31,184

Number of shares on which diluted net income per share is calculated	3,426,324,126	3,309,206,058

	Millions of yen		Thousands of U.S. dollars
	September 30, 2004	September 30, 2003	September 30, 2004
Net income applicable to common stockholders	41,158	5,384	370,793
Effect of dilutive securities:
6th series convertible debentures	-	-	-
7th series convertible debentures	1,445	-	13,018
Other	(12)	(137)	(108)

Net income on which diluted net income per share is calculated	42,591	5,247	383,703

Net income per share:	Yen		U.S. dollars
Basic	12.48	1.63	0.11
Diluted	12.43	1.59	0.11

The net income per share computation for the six months ended September 30, 2003 excludes 6th and 7th series convertible debentures because their effect would have been antidilutive. In addition, 6th and 7th series convertible debentures were redeemed in September 2003 and September 2004, respectively.

(15)	Derivative Instruments and Hedging Activities

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximately 35% of their sales from overseas. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

The Company’s financing subsidiaries in London, New York and Singapore issue U.S. dollar denominated, variable rate, medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company’s principal policy that the Company and its subsidiaries do not enter into derivative financial instruments for speculation purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currencies. In accordance with the Company’s policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debt to fix cash flows from long-term debt denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

Interest rate risk management

The Company’s and certain subsidiaries’ exposure to interest rate risk is related principally to long-term debt obligations. Management believes it is prudent to minimize the variability caused by interest rate risk.

To meet this objective, the Company and certain subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and certain subsidiaries receive variable interest rate payments on long-term debt associated with medium-term notes and make fixed interest rate payments, thereby creating fixed interest rate long-term debt.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

The Company and certain financing subsidiaries mainly finance a portion of their operations by long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, the Company and certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to the variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, the Company and certain financing subsidiaries receive fixed interest rate payments associated with medium-term notes and make variable interest rate payments, thereby creating variable-rate long-term debt.

The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

Fair value hedge

Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

Interest charges for the six months ended September 30, 2004 and 2003 include losses of ¥588 million ($5,297 thousand) and losses of ¥448 million, respectively, which represents the component excluded from the assessment of hedge effectiveness.

Cash flow hedge

Foreign Currency Exposure

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

The net gain or loss related to the ineffective portion of hedging instruments and the portion of hedging instruments excluded from the assessment of hedge effectiveness is not material for the six months ended September 30, 2004 and 2003.

As of September 30, 2004, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 45 months.

Interest Rate Exposure

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

Interest charges for the six months ended September 30, 2004 and 2003 include losses of ¥138 million ($1,243 thousand) and losses of ¥127 million, respectively, which represents the component of the hedging ineffectiveness. Interest charges for the six months ended September 30, 2003 include losses of ¥244 million which represents the component excluded from the assessment of hedge effectiveness. The net gain or loss related to the portion of the hedging instruments excluded from the assessment of hedge effectiveness is not material for the six months ended September 30, 2004.

The contract or notional amounts of derivative financial instruments held as of September 30, 2004 and March 31, 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2004	March 31, 2004	September 30, 2004
Forward exchange contracts:
To sell foreign currencies	299,688	235,750	2,699,892
To buy foreign currencies	57,035	29,462	513,829
Cross currency swap agreements:
To sell foreign currencies	43,638	23,896	393,135
To buy foreign currencies	142,984	132,842	1,288,144
Interest rate swaps	575,578	445,609	5,185,387
Option contracts	7,014	8,708	63,189

(16)	Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair values of financial instruments:

Investment in securities

The fair value of investment in securities is estimated based on quoted market prices for these or similar securities.

Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the Company’s and subsidiaries’ incremental borrowing rates for similar borrowing arrangements.

Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

The carrying amount approximates the fair value because of the short maturity of these instruments.

Derivative financial instruments

The fair values of forward exchange contracts, cross currency swap agreements, interest rate swaps and option contracts are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

The carrying amounts and estimated fair values of the financial instruments as of September 30, 2004 and March 31, 2004 are as follows:

	Millions of yen
	September 30, 2004		March 31, 2004
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investment in securities:
Short-term investments	152,321	152,321	177,949	177,949
Investments and advances	300,656	300,668	312,484	312,489
Derivatives (Assets):
Forward exchange contracts	511	511	3,422	3,422
Cross currency swap agreements	536	536	1,961	1,961
Interest rate swaps	1,801	1,801	2,024	2,024
Option contracts	0	0	3	3
Long-term debt	(1,767,991)	(1,778,606)	(1,873,749)	(1,893,728)
Derivatives (Liabilities):
Forward exchange contracts	(4,424)	(4,424)	(353)	(353)
Cross currency swap agreements	(6,144)	(6,144)	(8,610)	(8,610)
Interest rate swaps	(4,154)	(4,154)	(3,669)	(3,669)
Option contracts	(62)	(62)	(60)	(60)

	Thousands of U.S. dollars
	September 30, 2004
	Carrying amounts	Estimated fair values
Investment in securities:
Short-term investments	1,372,261	1,372,261
Investments and advances	2,708,613	2,708,721
Derivatives (Assets):
Forward exchange contracts	4,604	4,604
Cross currency swap agreements	4,829	4,829
Interest rate swaps	16,225	16,225
Option contracts	0	0
Long-term debt	(15,927,846)	(16,023,477)
Derivatives (Liabilities):
Forward exchange contracts	(39,856)	(39,856)
Cross currency swap agreements	(55,351)	(55,351)
Interest rate swaps	(37,423)	(37,423)
Option contracts	(559)	(559)

It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at September 30, 2004 and March 31, 2004 totaled ¥78,109 million ($703,685 thousand) and ¥77,242 million, respectively.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2004

(17)	Subsequent Events

On September 21, 2004, the Company announced, pursuant to the decision by the President, Chief Executive Officer and Director, the issuance of Euro Yen Zero Coupon Convertible Bond. On October 19, 2004, the bonds were issued, consisting of ¥50,000 million ($450,450 thousand) Series A Zero Coupon Convertible Bonds due 2009 (“Series A Convertible Bonds”) and ¥50,000 million ($450,450 thousand) Series B Zero Coupon Convertible Bonds due 2009 (“Series B Convertible Bonds”).

The bondholders are entitled to the stock acquisition rights effective from November 2, 2004 to October 5, 2009. The bonds are due October 19, 2009. The initial conversion price is ¥1,009 ($9.09) per share, which will be adjusted to no less than ¥822 ($7.41) on October 19, 2005 and October 19, 2007 for Series A Convertible Bonds, and April 19, 2006 and April 19, 2008 for Series B Convertible Bond.

During the conversion period, the bondholders may exercise the stock acquisition rights anytime after the closing price of the Company’s shares at the Tokyo Stock Exchange on at least one trading day is 115 percent or more of the then applicable conversion price rounded down to the nearest yen. In addition, the bondholders are entitled, at its option, to require the Company to redeem the bonds at a redemption price of 100 percent of the principal amount on October 17, 2008.

The Company plans to use the proceeds from the bonds for research and development and capital investments on prospected business.

SEGMENT INFORMATION

Industry Segment

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2004 and 2003

	Millions of yen				Millions of U.S. dollars	(A)/(B)
	2004(A)		2003 (B)		2004	× 100

Revenues:
Information & Telecommunication Systems	1,071,736 (21%	)	1,053,279 (22%	)	9,655	102%

Electronic Devices	692,078 (13%	)	607,529 (13%	)	6,235	114

Power & Industrial Systems	1,120,895 (22%	)	1,073,439 (22%	)	10,098	104

Digital Media & Consumer Products	646,112 (13%	)	585,411 (12%	)	5,821	110

High Functional Materials & Components	740,423 (14%	)	622,206 (13%	)	6,671	119

Logistics, Services & Others	610,317 (12%	)	612,969 (13%	)	5,498	100

Financial Services	270,778 (5%	)	267,923 (5%	)	2,439	101

Subtotal	5,152,339 (100%	)	4,822,756 (100%	)	46,417	107

Eliminations and Corporate Items	(822,404)		(781,349)		(7,409)	-

Total	4,329,935		4,041,407		39,008	107%

Operating Income (Loss):
Information & Telecommunication Systems	28,961 (21%	)	5,399 (15%	)	261	536%

Electronic Devices	30,056 (22%	)	3,675 (11%	)	271	818

Power & Industrial Systems	10,088 (8%	)	7,935 (23%	)	91	127

Digital Media & Consumer Products	10,618 (8%	)	728 (2%	)	95	1,459

High Functional Materials & Components	40,328 (29%	)	9,233 (26%	)	363	437

Logistics, Services & Others	7,528 (5%	)	(397 (-1%	) )	68	-

Financial Services	9,988 (7%	)	8,195 (24%	)	90	122

Subtotal	137,567 (100%	)	34,768 (100%	)	1,239	396

Eliminations and Corporate Items	(10,235)		(14,529)		(92)	-

Total	127,332		20,239		1,147	629%

Notes: 1.	Revenues by industry segment include intersegment transactions.
2.	SEGMENT INFORMATION is disclosed in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan.
3.	In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income(loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. Hitachi believes that this presentation may be useful in understanding Hitachi’s results of operations. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses and special termination benefits are included as part of operating income (loss). See the consolidated statements of operations and notes 11, 12 and 13 to the consolidated financial statements.
4.	The figures in this information are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥111=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 30, 2004.

Geographic Segment

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2004 and 2003

	Millions of yen				Millions of U.S. dollars	(A)/(B) × 100
	2004(A)		2003 (B)		2004

Revenues:
Japan
Outside customer sales	3,128,385		2,964,920		28,183	106%
	(62%	)	(64%	)
Intersegment transactions	482,620		413,478		4,348	117
	(10%	)	(9%	)
Total	3,611,005		3,378,398		32,531	107
	(72%	)	(73%	)

Asia
Outside customer sales	530,416		455,943		4,779	116
	(10%	)	(10%	)
Intersegment transactions	193,389		144,482		1,742	134
	(4%	)	(3%	)
Total	723,805		600,425		6,521	121
	(14%	)	(13%	)

North America
Outside customer sales	391,422		399,425		3,526	98
	(8%	)	(9%	)
Intersegment transactions	14,968		12,890		135	116
	(0%	)	(0%	)
Total	406,390		412,315		3,661	99
	(8%	)	(9%	)

Europe
Outside customer sales	230,687		182,461		2,078	126
	(5%	)	(4%	)
Intersegment transactions	10,319		19,622		93	53
	(0%	)	(0%	)
Total	241,006		202,083		2,171	119
	(5%	)	(4%	)

Other Areas
Outside customer sales	49,025		38,658		442	127
	(1%	)	(1%	)
Intersegment transactions	1,882		1,155		17	163
	(0%	)	(0%	)
Total	50,907		39,813		459	128
	(1%	)	(1%	)

Subtotal	5,033,113		4,633,034		45,343	109
	(100%	)	(100%	)

Eliminations and Corporate Items	(703,178)		(591,627)		(6,335)	-

Total	4,329,935		4,041,407		39,008	107%

	Millions of yen				Millions of U.S. dollars	(A)/(B) × 100
	2004 (A)		2003 (B)		2004

Operating Income (Loss):
Japan	106,160 (71%	)	37,208 (79%	)	956	285%

Asia	25,105 (17%	)	(513 (-1%	) )	226	-

North America	7,548 (5%	)	1,714 (4%	)	68	440

Europe	7,858 (5%	)	7,188 (15%	)	71	109

Other Areas	2,214 (2%	)	1,368 (3%	)	20	162

Subtotal	148,885 (100%	)	46,965 (100%	)	1,341	317

Eliminations and Corporate Items	(21,553)		(26,726)		(194)	-

Total	127,332		20,239		1,147	629%

Revenues by Market Hitachi, Ltd. and Subsidiaries Six months ended September 30, 2004 and 2003
	Millions of yen				Millions of U.S. dollars	(A)/(B) × 100
	2004 (A)		2003 (B)		2004

Domestic revenues	2,709,295 (63%	)	2,636,362 (65%	)	24,408	103%

Overseas revenues
Asia	694,304 (16%	)	553,783 (14%	)	6,255	125

North America	442,531 (10%	)	428,218 (11%	)	3,987	103

Europe	346,287 (8%	)	303,458 (7%	)	3,119	114

Other Areas	137,518 (3%	)	119,586 (3%	)	1,239	115

Subtotal	1,620,640 (37%	)	1,405,045 (35%	)	14,600	115

Total	4,329,935 (100%	)	4,041,407 (100%	)	39,008	107%

FOR IMMEDIATE RELEASE

Hitachi to Purchase Clarion Shares

Tokyo, December 27, 2004 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that Hitachi and HBK Master Fund L.P. reached a contract that Hitachi will purchase 40,707,000 shares (14.52% of total voting rights) of Clarion Co., Ltd. (TSE:6796) from HBK Master Fund L.P.

Upon this purchase, Hitachi will become the largest shareholder of Clarion.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE:HIT) headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

# # #